Exhibit 99.1

Bitfarms to Participate in September Investor Conferences

- 3rd Annual Needham Crypto Virtual Conference September 7 -

- H.C. Wainwright 25th Annual Global Investment Conference September 11-13 -

- Analyst and Investor Day on September 14th in New York City -

Toronto, Ontario and Brossard, Québec (August 31, 2023) - Bitfarms Ltd. (NASDAQ: BITF//TSX: BITF), a global vertically integrated Bitcoin mining company, announced that management will be participating in the following investor conferences in September. As previously announced, Bitfarms will also be hosting an Analyst & Investor Day on September 14, 2023, in New York City and by live simulcast.

Event:	3rd Annual Needham Crypto Virtual Conference
Date:	September 7, 2023
Location:	Virtual
Presentation:	10:00 AM ET, September 7, 2023
Webcast

Event:	H.C. Wainwright 25th Annual Global Investment Conference
Date:	September 11-13, 2023
Location:	New York City
Presentation:	10:00 AM ET, September 12, 2023
Webcast
Panel:	2:00 PM ET, September 12, 2023
Bitcoin Mining Panel

For additional information for either event or to schedule a 1:1 meeting, please contact your institutional sales representative or Bitfarms’ IR Team at bitfarms@lhai.com.

Analyst and Investor Day, September 14, 2023

Bitfarms will be hosting its Analyst and Investor Day on September 14, 2023 in New York City and by live simulcast.

Schedule
8:00 – 9:00 am ET:	Continental breakfast
9:00 – Noon ET:	Presentations and Q&A
Noon – 1:00 ET:	Lunch

Bitfarms’ senior leadership team will provide an in-depth review of its business strategy and vision. President and Chief Executive Officer Geoff Morphy will emcee, more than 10 senior executives will deliver presentations, and the team will conduct an interactive Q&A session. Interested parties may register for in-person or virtual attendance via the link below.

Registration - Bitfarms Analyst Day 2023

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global, publicly traded (NASDAQ/TSX: BITF) Bitcoin mining company. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 11 farms, which are located in four countries: Canada, the United States, Paraguay, and Argentina. Powered by predominantly environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable, locally based, and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Contacts:

LHA Investor Relations
David Barnard

+1 415-433-3777

Investors@bitfarms.com